C SQUARED DEVELOPMENTS INC.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02 NOV 22 10:52

02060274

October 31, 2002

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. Report of Exempt Distribution dated October 1, 2002;
2. News release dated October 15, 2002;
3. BC Form 53-901F–Material Change Report dated October 15, 2002;
4. News release dated October 31, 2002; and
5. BC Form 53-901F–Material Change Report dated October 31, 2002.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

82-1756

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   C Squared Developments Inc.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   Options to purchase up to 400,000 common shares in the capital of the Issuer at a price of $0.10 per share. 300,000 options expire on January 8, 2007, and 100,000 options expire on September 17, 2007.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)**	*Exemption relied on*	*Length of any restricted or seasoning period*
Jonathan George West Vancouver, B.C.	100,000	January 8, 2002	$0.10	74(2)(9) of the Act	4 months

R. Stuart Angus Vancouver, B.C.	100,000	January 8, 2002	$0.10	74(2)(9) of the Act	4 months
Luca Riccio North Vancouver, B.C.	25,000	January 8, 2002	$0.10	74(2)(9) of the Act	4 months
Robert Watts Victoria, B.C.	25,000	January 8, 2002	$0.10	74(2)(9) of the Act	4 months
Marilyn Wong Burnaby, B.C.	50,000	January 8, 2002	$0.10	74(2)(9) of the Act	4 months
Luca Riccio North Vancouver, B.C.	50,000	September 17, 2002	$0.10	74(2)(9) of the Act	4 months
Robert Watts Victoria, B.C.	50,000	September 17, 2002	$0.10	74(2)(9) of the Act	4 months

*exercise price

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   N/A

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 1st day of October, 2002.

C SQUARED DEVELOPMENTS INC.

per:

"JG"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	(604) 913-0626	100,000 options	Act – 74(2)(9)
R. Stuart Angus 2100 – 1075 West Georgia Street Vancouver, B.C. V6E 3G2	(604) 631-4820	100,000 options	Act – 74(2)(9)
Luca Riccio 5403 Molina Road North Vancouver, B.C. V7R 4P5	(604) 683-0672	75,000 options	Act – 74(2)(9)
Robert Watts 2595 Queenswood Drive Victoria, B.C. V8N 1X6	(604) 681-8600	75,000 options	Act – 74(2)(9)
Marilyn Wong 63 – 5950 Oakdale Road Burnaby, B.C. V5H 4R5	(604) 970-8950	50,000 options	Act – 74(2)(9)
TOTAL		400,000 options	

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

OCTOBER 15, 2002
NEWS RELEASE 00-09
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has entered into a share purchase option agreement with Terrawest Management Inc. and its shareholders to acquire 100% of the issued and outstanding shares of Terrawest on the following terms, subject to regulatory approval:

1. Upon Terrawest's execution of a formal joint venture agreement with Qin Ling Gold Mine, a state corporation of the People's Republic of China, for the exploitation of Veins #60 & #9, the Company may purchase 1,000 shares of Terrawest (10%), by issuing to them an aggregate of 450,000 common shares in the capital of C Squared;

2. 4,000 common shares of Terrawest, representing a further 40% of the issued and outstanding common shares of Terrawest for an aggregate 50% interest by issuing to them that number of common shares of C Squared which, when added to the 450,000 common shares issued pursuant to paragraph 1 will constitute 25% of the issued and outstanding common shares of C Squared following the issuance on a fully diluted basis and by paying to Terrawest, the amount required to enable Terrawest to make its initial contribution to the joint venture with Qin Ling Gold Mine; and

3. 5,000 common shares of Terrawest, representing the balance of the issued common shares of Terrawest not then owned by C Squared by issuing to them that number of common shares of C Squared, which, when added to the shares of C Squared issued to them pursuant to paragraphs 1 and 2 above, will constitute 49% of the issued and outstanding common shares of C Squared following such issuance on a fully diluted basis.

A finder's fee is payable in connection with this transaction.

The projects are located in the Qin Ling Gold Mining District, Henan Province, People's Republic of China. The Qin Ling Gold District is the second largest producer of gold in China, with more than 500 gold bearing quartz veins having been discovered to date. Of these, the most extensive vein is Vein #60, with a strike length of approximately 4.2 kilometers, and an average thickness of 1.2 meters. The upper 400 meters of Vein #60 has been mined from 1,660 meters to 2,000 meters above sea level, producing approximately 500,000 ounces of gold, according to the China National Gold Corporation.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   October 15, 2002

3. **Press Release**

   A news release was issued on October 15, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company announces that it has entered into a share purchase option agreement with Terrawest Management Inc. and its shareholders to acquire all the shares of Terrawest, subject to regulatory approval.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 15th day of October, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82 - 1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

OCTOBER 31, 2002
NEWS RELEASE 00-09
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company has cancelled the private placement announced on October 1, 2002, and has entered into a new non-brokered private placement of up to 1,000,000 units at a price of $0.20 per unit, for gross proceeds of up to $200,000.

Each unit is comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share of the Company at a price of $0.25 for a term of two years.

Proceeds will be used to advance the Company's projects in China and for general working capital.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   October 31, 2002

3. **Press Release**

   A news release was issued on October 31, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has cancelled the private placement announced on October 1, 2002 and has entered into a new private placement of up to 1,000,000 units.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 31st day of October, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President